BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is September 29, 2009.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                September 29, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. announces Inducement Warrant.

5.        Full Description of Material Change

Yukon-Nevada Gold Corp. (the "Company"), announces that it proposes to raise additional working capital by inducing the subscribers to its private placement which closed in two tranches in August 2009 to exercise, well before their expiry date, up to an aggregate of 41,050,000 warrants (the “Existing Warrants”). The Existing Warrants have an expiry date of February 6 and 31, 2011 and have an exercise price of $0.125 per share. If a participant elects to exercise an Existing Warrant, the Company would issue to that participant an inducement warrant (the “Inducement Warrant”), in the same number of shares as the Existing Warrant exercised by the participant. The Inducement Warrant would be exercisable at a price of $0.128 per share on or before 30 months from the date of grant. The participants only have until September 30, 2009 to exercise Existing Warrants in order to qualify for Inducement Warrants. In accordance with Section 604(d) of the TSX Company Manual, one condition for the acceptance of the transaction by the TSX is that the Company obtain disinterested shareholder approval of the issuance of the Inducement Warrants, which will be acquired by written consents. Votes attaching to the shares held by holders of the Existing Warrants will not be included for the purposes of obtaining such shareholder approval. Up to 41,050,000 Inducement Warrants will be issued which represents 10.97% of the Company’s current issued and outstanding share capital. Based on discussions with holders of Existing Warrants only 10,000,000 Inducements Warrants will be issued.

109,915,205 shares will be excluded from the vote, representing the total shares held by the holders of Existing Warrants.

Closing of the above transaction is subject to acceptance by disinterested shareholders of the Company and the TSX.

One insider, Sprott Asset Management Inc. as portfolio manager for various funds (collectively, Sprott”), which hold an aggregate of 53,475,062 shares of the Company, will be entitled to participate in the issuance of Inducement Warrants. Upon exercise of its 10,000,000 Existing Warrants, Sprott will hold an aggregate of 63,475,062 common shares, 10,000,000 Inducement Warrants and 555,000 warrants (the “Warrants”). The maximum number of Shares to be issued to Sprott upon exercise of the Inducement Warrants, would be 10,000,000 Shares, being 2.67% of the Company’s current issued and outstanding Shares or 2.60% of the Company’s then issued share capital. Upon completion of the exercise of its Existing Warrants, Sprott would then hold, including currently held Shares, 16.09% of the Company’s issued share capital. Upon exercise of the Inducement Warrants and the Warrants, Sprott would then hold 74,030,062 shares, being 18.76% of the Company’s then issued and outstanding share capital.

In accordance with securities legislation currently in effect, the Inducement Warrants and the Inducement Warrant Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

6.        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.        Date of Report

Dated at Vancouver, BC this 30th day of September, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO